Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater concludes a five-year wage settlement at its Rustenburg and Marikana PGM operations
Johannesburg, 28 October 2022. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that it has reached agreement with the Association of Mineworkers and Construction Union (AMCU) in respect of annual wages and benefits for employees at the Marikana and Rustenburg operations. This agreement with AMCU follows previous agreements reached with the National Union of Mineworkers (NUM) and UASA on 30 September 2022 and marks the conclusion of the wage negotiation processes at the Marikana and Rustenburg operations.
The final agreement is consistent with the previous five-year, inflation-linked offer, with the first three years still comprising fixed, average, annual wage increases of 6% and above for bargaining unit employees, but with increases for year four and five fixed at R1,300 (or 6%) in year four and R1,400 (or 6%) in year five, compared with the previous offer’s CPI-linked variable increases.Miners and artisans will receive average annual wage increases of 6% per annum for each of the five years. The increases in other benefits remain the same as the previous offer. The final agreement willbe extended to all unionised and non-unionised employees at these operations.
Says Neal Froneman, Chief Executive Officer of Sibanye-Stillwater: “We are pleased to have concluded these wage negotiations timeously and expediently, without disruption or the need for third party intervention. The annual wage and benefit increases that have been agreed are in line with inflation and secure a five-year period of stability at the Rustenburg and Marikana operations, which will be beneficial for all stakeholders.”
“The agreement reached with AMCU and other representative organised labour unions, is consistent with the recent wage increases concluded at our SA gold operations, a precursor to these negotiations, with a total estimated average increase in the wage bill, including all benefits, over the five-year period of approximately 6.3% per annum.”
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management.
Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forecast financial information contained in the aforementioned presentation has not been reviewed or reported on by the Company’s external auditors.